SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

AIG STRATEGIC HEDGE FUND OF FUNDS

599 Lexington Avenue

New York, NY 10022

Address of Principal Business Office

Registrants Telephone Number (including area code): (646) 735-0552

Robert Discolo

AIG Strategic Hedge Fund of Funds

599 Lexington Avenue

New York, NY 10022

(Name and address of agent for service of process)

Please send copies of all communications to:

Jane A. Kanter Dechert LLP 1775 I Street, NW Washington, DC 20006	Jeffrey J. Hurd American International Group, Inc. 70 Pine Street, 28th Floor New York, NY 10270

Check appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York in the State of New York on the 9th day of June, 2004.

AIG STRATEGIC HEDGE FUND OF FUNDS

By:	/s/ Todd L. Spillane
	Name:	Todd L. Spillane
	Title:	Trustee

Attest:	/s/ M. Rosalie Buenaventura
Name:	M. Rosalie Buenaventura
Title:	Secretary